Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 January 2015

PRIMA BIOMED APPOINTS GLOBAL HEAD OF INVESTOR RELATIONS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) today announced the appointment of Stuart Roberts as Global Head of Investor Relations.

Mr Roberts is an experienced investment professional, with expertise in the healthcare and biotechnology sectors, and has been involved in Australian equity research for 16 years. He builds his reputation as one of Australia’s leading sell-side biotech analysts and has been working with Baillieu Holst and Bell Potter before joining Prima.

Prima CEO, Marc Voigt said the appointment followed the recent acquisition of French biotechnology company, Immutep, which has the potential to deliver significant benefits for Prima.

“We now have a much more compelling investment story and Stuart is an ideal fit for our company as he has a proven track record in making complex, technology-based investment ideas easy to understand. As well he is passionate about Life Sciences and he has a deep understanding of the biotechnology sector,” Mr Voigt said.

“We believe Stuart will play an important role in assisting us to build and strengthen our relationships with shareholders, new investors and key stakeholders, one of our main goals in 2015.”

Mr Roberts will be based in Sydney and his appointment is effective immediately.

“I have been following Prima since its early days as a listed company and have always been impressed by its potential. However, now is a particularly good time to be joining Prima. Not only does the CVac project show great potential due to the positive trending data, but the fantastic work of Professor Triebel and his colleagues in Immutep makes Prima a serious player in the rapidly emerging field of immuno-oncology. I think Prima can bring about some great outcomes for cancer patients and its shareholders,” Mr Roberts said.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

STUART ROBERTS BIOGRAPHY

Stuart has been working as an investment professional since 1999, with a focus over the last decade in the healthcare and biotechnology sectors.

Stuart joins Prima BioMed from Baillieu Holst, one of Australia’s oldest and most respected financial service providers, where he was an equities analyst covering healthcare, telco and new media stocks. Prior to that he was Life Sciences analyst at Bell Potter Securities, building on the market-leading Life Sciences equity research franchise which he initiated at Southern Cross Equities in 2002.

Joining Southern Cross in 2001, Stuart started as a generalist, then began focusing on emerging drug and medical device developers, as well as providing analysis on established healthcare companies.

Between 1999 and 2001 Stuart wrote for The Intelligent Investor, before which he was part of the Research Department at the Australian Stock Exchange.

Stuart has a Master’s Degree in Finance from Finsia.

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Following the acquisition of Immutep SA, Prima owns a number of different immunotherapy products in preclinical and clinical development. www.primabiomed.com.au

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889